1422284



07083148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	November 30, 2007
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Hours per response. . .	608.00

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



SEC MAIL PROCESSING
RECEIVED
DEC 26 2007
WASH. D.C.
186
SECTION

RedCannon Security, Inc.
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

42808 Christy Street, Suite 108
Fremont, CA 94538
510-498-4100
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

n/a
(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

7372
(Primary standard Industrial Classification Code Number

68-0540219
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 et seq. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) Directors of the Issuer:

Vimal Vaidya
42808 Christy Street, Suite 108
Fremont, CA 94538

(b) Officers of the Issuer:

President, CEO and Secretary:
Vimal Vaidya,
42808 Christy Street, Suite 108
Fremont, CA 94538

(c) General Partners of the Issuer: n/a

(d) Record owners of 5 percent or more of any class of the Issuer's equity securities:

Vimal Vaidya,
42808 Christy Street, Suite 108
Fremont, CA 94538
100% of the issued and outstanding common stock (of this 20% is owned by two revocable trusts held for the benefit of Mr. Vaidya's minor children. Mr. Vaidya is a grantor and trustee of these trusts).

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Vimal Vaidya,
42808 Christy Street, Suite 108
Fremont, CA 94538
100% of the issued and outstanding common stock (of this 20% is owned by two revocable trusts held for the benefit of Mr. Vaidya's minor children. Mr. Vaidya is a grantor and trustee of these trusts).

(f) Promoters of the issuer: n/a

(g) Affiliates of the issuer: n/a

(h) Counsel to the issuer with respect to the proposed offering:

Randolf W. Katz, Esq.
Bryan Cave, LLP
1900 Main Street
Suite 700
Irvine, CA 92614

(i) Each underwriter with respect to the proposed offering: n/a

(j) The underwriter's directors: n/a

(k) The underwriter's officers: n/a

(l) The underwriter's general partners: n/a

(m) Counsel to the underwriter. : n/a

ITEM 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. n/a

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the issuer,

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. At the present time the issuer does not intend for the securities to be offered by underwriters, dealers or salespersons. An amendment to this Form 1-A will be filed if such is not the case.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. Presently, the issuer intends to offer the securities in the states of California and New York and in jurisdictions outside of the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) The name of such issuer: n/a

(2) The title and amount of securities issued: n/a

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: n/a

(4) The names and identities of the persons to whom the securities were issued: n/a

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): n/a

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption: n/a

ITEM 6. Other Present or Proposed Offerings

The Issuer does not have any other present or proposed offerings, except for its 2003 Stock Plan, as described in the Offering Circular.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: n/a

(2) To stabilize the market for any of the securities to be offered: n/a

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: n/a

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: n/a

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection: n/a

ITEM 9. Use of a Solicitation of Interest Document

The Company did not use a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. n/a

PRELIMINARY OFFERING CIRCULAR DECEMBER 21, 2007

The information contained in this preliminary Offering Circular is as of the date hereof and we have not updated this preliminary Offering Circular for any information beyond that date. This preliminary Offering Circular does not constitute an offer to sell any securities and must not be relied upon in connection with any investment decision.



OFFERING CIRCULAR

(Pursuant to Regulation A of the Securities Act of 1933)

RedCannon Security, Inc.

42808 Christy Street, Suite 108
Fremont, California 94538
510-498-4100
(Address and telephone number of principal executive offices)

This offering consists of a minimum ("Minimum Offering") of 200,000 Units (the "Units") and a maximum ("Maximum Offering") of 750,000 Units, with each Unit consisting of four shares of common stock, no par value per share, two Class A Warrants and one Class B Warrant.

RedCannon Security, Inc. (the "Company") is offering its securities for sale on a "best efforts, all-or-none basis" for a minimum of 200,000 Units, to a maximum of 750,000 Units on a best efforts basis thereafter, at a price of $3.00 per Unit, with each Unit consisting of four shares of its common stock, no par value per share, two 90-day Class A Warrants, each exercisable at $1.10, and one 180-day Class B Warrant, exercisable at $1.40 (collectively, the "Warrants"). The Company is qualifying such Units for sale pursuant to the exemption from registration provided by Regulation A.

The minimum investment in the offering is 250 Units or $750.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Circular. The offering will terminate 90 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	**Placement Agent Commissions (1)**	**Proceeds to Issuer**
(Per Unit / Minimum Investment)	$3.00 / $750.00	$0.30 / $75.00	$2.70 / $675.00
(Minimum Offering)	$600,000	$60,000	$540,000
(Maximum Offering)	$2,250,000	$225,000	$2,025,000

(1) As of the date of this Offering Circular, the Company has not engaged any broker-dealer to assist it with the placement of the Units. For purposes of this chart, the Company has assumed a placement agent commission will be 10%.

The date of this Offering Circular is ___________, 2007.

You may rely on the information contained in this Offering Circular. We have not authorized anyone to provide information different from that contained in this Offering Circular. Neither the delivery of this Offering Circular nor sale of the Units means that information contained in this Offering Circular is correct after the date hereof. This Offering Circular is not an offer to sell or solicitation of an offer to buy Units of our securities in any circumstances under which the offer or solicitation is unlawful.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED IF THIS OFFERING CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references to "we," "us," "our," "our Company," the "Company," "RedCannon" and similar terms refer to RedCannon Security, Inc. We own various registered and unregistered trademarks, some of which are mentioned in this Offering Circular.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains and incorporates by reference forward-looking statements based on our current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies, and prospects under the headings "Management's Discussion and Analysis and Plan of Operation" and "Business."

You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this Offering Circular. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.

OFFERING CIRCULAR SUMMARY

This summary provides a brief overview of the key aspects of our Company and the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire Offering Circular, including our financial statements and the notes to those statements.

Company Overview

RedCannon Security, Inc. is a developer of centrally managed, secure mobile-access solutions for business enterprises seeking security for their computer networks. We began operations in 2003. Since then, the primary focus of our product development has been on USB security. RedCannon extends security policies beyond the network perimeter, allowing policy enforcement to travel with the user. Our solutions support leading industry standards for encryption and authentication and enable secure remote access to enterprise applications, while leaving no trace of user activity on the host computer. Our product line includes KeyPoint Access, KeyPoint Armor, KeyPoint Vault, KeyPoint Manager, and KeyPoint Alchemy™.

We were incorporated in the State of California on December 12, 2002 as "Desecurity, Inc." On June 21, 2003, we filed a Certificate of Amendment of Articles of Incorporation, changing our name to "RedCannon Security, Inc." On November 26, 2007, we filed a Certificate of Amendment of Articles of Incorporation increasing the number of our authorized shares to a total of 120,000,000, of which 100,000,000 shares are designated as common stock, no par value per share, and 20,000,000 shares are designated as preferred stock, no par value per share. The Amended Articles of Incorporation provide that our Board of Directors shall designate and fix the rights, privileges, preferences, and restrictions attributable to the preferred stock. At the present time, no rights, privileges, preferences, or restrictions have been designated or fixed. On December 13th, 2007 we filed a Certificate of Determination of Rights, Privileges, Preferences and Restricted which established our Series A Convertible Preferred Stock (the "Series A Preferred") to consist of up to 2,500,000 shares, no par value per share. The Series A Preferred do not have a dividend preference, but have a $1.00 per share liquidation preference in favor of the common stock upon the liquidation, dissolution, or winding up of the Company. At the option of the holder, the Series A Preferred is convertible into our common shares at the rate of ten shares of common stock for each share of preferred stock. The conversion rate will be adjusted in the event of a subdivision or combination of the common stock.

Our principal executive offices are located at 42808 Christy Street, Suite 108, Fremont, California 94538. Our telephone number is 510-498-4100.

Some of the key highlights of our business and technology are:

- We develop centrally managed, secure mobile-access solutions for the enterprise, whose mobile clients can instantly secure and sanitize any end-point, anywhere, anytime.
- We extend enterprise security policies beyond an enterprise's network perimeter, allowing *policy enforcement to travel with the user*. Our solutions support leading industry standards for encryption and authentication and enable secure remote access to enterprise applications, while leaving no trace of user activity on the host computer. Our award-winning product line includes KeyPoint Access, KeyPoint Vault, and KeyPoint Alchemy™.
- Our mobile KeyPoint Vault and Access clients improve user mobility and productivity while noticeably reducing capital investment and related operating expenses compared to Enterprise-managed laptops or other alternatives.
- Our flagship product, KeyPoint Alchemy™, is a 1U Appliance that sits on Enterprise DMZ and is capable of transforming up to10,000 UFD (USB Flash Devices) to centrally managed, enterprise compliant mobile storage and remote access devices.
- With key technology partners, *e.g.*, SanDisk, Citrix, RSA, and VeriSign, already deployed as major parts of enterprise remote access infrastructure, our solutions seamlessly plug in to existing enterprise infrastructure and extend enterprise reach to unknown unprotected computers, anywhere.
- Our unique technologies represent an investment of over 500 man-months in development with over 1,000,000 lines of code for which we have multiple patents pending.

The Offering

Securities Offered	A Minimum Offering of 200,000 Units, on a best efforts, all-or-none basis; to a maximum of 750,000 Units on a best efforts basis thereafter, at a price of $3.00 per Unit. Each Unit consists of four shares of common stock, two 90-day Class A Warrants, each exercisable at $1.10, and one 180-day Class B Warrant, exercisable at $1.40.
Common Stock Outstanding	45,000,000 shares (prior to Offering) 45,800,000 shares (Minimum Offering, without exercise of any Warrants) 48,000,000 shares (Maximum Offering, without exercise of any Warrants)
Use of Proceeds	The proceeds will be utilized for reduction of debt and for operating capital. Reference is made to "Use of Proceeds," on page 9 of this Offering Circular for a more detailed discussion.
Risk Factors	The Offering involves a high degree of risk. Please refer to "Risk Factors" beginning on page 3 of this Offering Circular for a description of the risk factors you should consider.
Pink Sheets symbol	To be obtained from NASD, upon application by a broker-dealer.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors listed below and all other information contained in this Offering Circular before investing in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occur, our business, our quarterly and annual operating results, or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.

Risks Related to our Business

Our current financial condition has raised substantial doubt regarding our ability to continue as a going concern.

We expect that if our internally prepared financial statements were to be audited by an independent registered public accounting firm, the audit report would contain an explanation that our financial statements were prepared assuming that we will continue as a going concern. Factors such as those described in these risk factors may raise substantial doubt about our ability to continue as a going concern. Management has undertaken efforts to increase our sales efforts. Our sole shareholder, CEO, and President has made considerable loans to us, some of which may be repaid with a portion of the proceeds of this Offering and some of which are intended to provide additional operating capital for us. Notwithstanding management's undertakings, we cannot assure you that our efforts will lead us to generate a significant increase in gross revenues; nor can we provide any assurance that we can generate profitable operations. The financial statements included elsewhere herein do not include any adjustments that might result from the outcome of these uncertainties. Our ability to continue operating as a going concern will depend on our ability to sell sufficient quantities of our products to generate gross revenues in excess of our required cash expenditures and, thereafter, to generate sufficient funds to allow us to effectuate our business plan. Further, to the extent that funds for our operations and business plan are required that exceed our gross revenues, our ability to continue operating as a going concern will also depend on our ability to obtain sufficient financing, whether in the form of debt or equity. We cannot provide any assurance that we will have sufficient sales or that sufficient financing will be available to us on terms or at times that we may require. Failure in any of these efforts may materially and adversely affect our ability to continue our operations or for you to receive any positive return on your investment in us.

Because we have a limited operating history, it is difficult to predict our future performance.

Although we were incorporated in December 2002, we have only been operating with our current business plan and software development efforts since 2004. Therefore, we have limited operating and financial history available to help potential investors evaluate our past performance and the risks of investing in this Offering. Moreover, our limited historical financial results may not accurately predict our future performance. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. As a result of the risks specific to our new business and those associated with new companies in general, it is possible that we may not be successful in implementing our business strategy.

We are dependent on our chief executive officer and certain other key officers, the loss of any of whom could significantly harm our business and operations.

To execute our business plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Specifically, we are highly dependent upon our executive officers and other key personnel, including Vimal Vaidya, our President and CEO. The loss of Mr. Vaidya or other key employees could materially and adversely affect our business, financial condition, and results of operations. None of our key employees has an employment agreement with us. With respect to Mr. Vaidya, we maintain a term life insurance policy, as well as a disability policy, each with a face value of $8,000,000. The sole purpose of these policies is to permit repayment of a Convertible Revolving Promissory Note (the "Vaidya Note") issued by the Company to the Vimal and Shubhangi Vaidya Revocable Living Trust, of which Mr. Vaidya is a Grantor and Trustee.

The products and services we develop and sell are based on an emerging technology and our success depends on organizations and customers perceiving technological and operational benefits and cost savings associated with adopting our solutions.

Our limited operating history and the limited extent to which our solutions have been currently adopted may make it difficult to evaluate our business, because the potential market for our products remains uncertain. To the extent that the USB software market develops more slowly than we expect, our revenue growth rates may be slow to increase or may materially decline.

The market for our products is highly competitive, and we face competition from many established domestic and foreign companies. We may not be able to compete effectively with these companies.

The markets in which we operate are highly competitive. We compete against numerous well-established national and foreign companies in every aspect of our business, both in technological development of products and in the sales and distribution of products. We may not be able to compete effectively with these competitors, and customers may not buy our products. Some of our competitors have longer operating histories, and significantly greater brand recognition and financial and other resources, than we.

We also face potential competition from our partners. For example, third parties currently selling our products could build and market their own competing products and services or market competing products and services of third parties. If we are unable to compete effectively, our growth and our ability to sell products at profitable margins could be materially and adversely affected.

Industry alliances or consolidation may result in increased competition.

Some of our competitors may make acquisitions or enter into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually offer. We expect these trends, as companies attempt to strengthen or maintain their market positions in this evolving industry. Many of the companies driving these trends have significantly greater financial, technical, and other resources than we do and may be better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible partnerships may create more compelling product offerings and be able to offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. These pressures could result in a substantial loss in our ability to attract or retain customers which would cause a reduction in our revenues.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and may result in our operating results falling below expectations.

Factors that may affect our operating results include, among others:

- Fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;
- Changes in customers' budgets for information technology purchases and in the timing of their purchasing decisions;
- The timing of recognizing revenue in any given quarter as a result of software revenue recognition policies;
- The sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

- Our ability to develop, introduce and ship, in a timely manner, new products and product enhancements that meet customer demand, certification requirements and technical requirements;
- The timing of the announcement or release of products or upgrades by us or by our competitors;
- Our ability to implement internal systems for reporting, order processing, license fulfillment, product delivery, purchasing, billing and general accounting, among other functions;
- Our ability to control costs, including our operating expenses;
- Our ability to attract and retain highly skilled employees, particularly those with relevant experience in software development and sales; and
- General economic conditions in our markets.

If operating system and hardware vendors do not cooperate with us or we are unable to obtain early access to their new products, or access to certain information about their new products to ensure that our solutions interoperate with those products, our product development efforts may be delayed.

Our products interoperate with Windows®, Linux and other operating systems and the USB devices of numerous manufacturers. Developing products that interoperate properly requires substantial partnering, capital investment, and employee resources, as well as the cooperation of the vendors or developers of the operating systems and hardware. Operating system and hardware vendors may not provide us with early access to their technology and products assist us in these development efforts. If they do not provide us with the necessary early access, assistance or proprietary technology on a timely basis, we may experience product development delays or be unable to expand our products into other areas. To the extent that software or hardware vendors develop products that compete with ours they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary information or engage in practices to actively limit the functionality, or compatibility, and certification of our products. In addition, hardware or operating system vendors may fail to certify or support or continue to certify or support our products. If any of the foregoing occurs, our product development efforts may be delayed or halted and our business and results of operations may be adversely affected.

We rely on distributors and reseller, to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of end-users of our products.

Our future success is highly dependent upon maintaining and increasing the number of our relationships with distributors and resellers. By relying on distributors and resellers we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements, estimate end-user demand and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in the use of our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to expand and improve our processes and procedures that support our channel, including our investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. Our contracts with channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor products of our competitors or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to maintain and increase the number of relationships with channel partners would likely lead to a loss of end-users of our products which would result in us receiving lower revenues from our channel partners than anticipated.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright, and trademark laws, and confidentiality agreements with employees and third parties, all of which offer only limited protection. As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, we rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible.

Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results, and financial condition, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in substantial loss of revenue.

Though we generally control access to our source code and other intellectual property, and enter into confidentiality or license agreements with such partners, as well as with our employees and consultants, our safeguards may be insufficient to protect our rights to our technology.

Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

Claims by others that we infringe their proprietary technology could force us to pay damages or prevent us from using certain technology in our products.

Third parties could claim that our products or technology infringe their proprietary rights. This risk may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public Company, we face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims could require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties in connection with the use of our products. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or channel partners, which could materially reduce our income.

The timing of our revenue is difficult to predict.

Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

Developing our products requires a significant amount of time and money.

Our investment in research and development may not result in marketable products or may result in products that take longer to generate revenues, or generate fewer revenues than we anticipate. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

We may not be able to respond to rapid technological changes with new solutions and services offerings, which could have a material adverse effect on our sales.

The markets for our software solutions are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of third-party solutions embodying new technologies and the emergence of new industry standards could make our existing and future software solutions obsolete and unmarketable. We may not be able to develop updated products that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers or that interoperate with new or updated operating systems and hardware devices or certify our products to work with these systems and devices, and there is no assurance that any of our new offerings would be accepted in the marketplace. Significant reductions in technology related costs or the rise of more efficient technology could also affect demand for our software solutions. As a result, we may not be able to accurately predict the lifecycle of our software solutions, and they may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the USB security software market could be materially adversely affected.

General Risks of Investment

There has been no prior market for our shares and there may be only limited ways to transfer shares.

No prior market has existed for our securities and we cannot assure any purchaser that a market will develop subsequent to this Offering. A purchaser must be fully aware of the long-term nature of an investment in our securities. The shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), and available exemptions under applicable state laws. We will seek a broker-dealer to apply for quotation of its common stock on the Over-The-Counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but we cannot assure a purchaser that the broker-dealer will be successful in such application or, that, if successful, a market for the common stock will develop or continue on the Pink Sheets or other quotation medium or exchange. Therefore, purchasers of the Units may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.

Furthermore even if quotation of the Company's common stock commences on the Pink Sheets, the liquidity of its common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the shares of our common stock may be lower than might otherwise prevail if its common stock were listed on a national stock exchange like the New York Stock Exchange, the American Stock Exchange, or The NASDAQ Stock Market or quoted on the OTC Bulletin Board. Sales of a substantial number of shares of our Common Stock in the public market, including the shares offered under this Offering Circular, could lower the stock price and impair our ability to raise funds in a new stock offering.

State Blue Sky registration: potential limitations on resale of the shares.

The holders of the shares of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be sold by shareholders in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (i) the names of issuers, officers, and directors, (ii) an issuer's balance sheet, and (iii) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor's, and Mergent, Inc. Many states expressly recognize these manuals. A smaller number of states declare that they recognize securities manuals, but do not specify the recognized manuals. Among others, the following states do not have any provisions and, therefore, do not expressly recognize the manual exemption: Alabama, California, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

The trading price of the Company's common stock could entail additional regulatory requirements which may negatively affect the trading.

If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock will likely be below $5.00 per share. As a result of this price level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

Shares not registered in this offering may become available for sale in the market and may reduce the market price of the shares.

As of the date of this Offering Circular, there were 45,000,000 shares of our Common Stock outstanding, all of which are either owned or controlled by our President and CEO, Mr. Vaidya. In addition, there are 2,623,698 options outstanding in favor of current and former employees. When, and if, these options are exercised, they may be resold into the public markets, if one then exists, after the relevant holding period pursuant to Rule 144 as promulgated by the SEC. An increase in the number of the Company's shares available for public re-sale without any increase to its capitalization could decrease the market price of its shares.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders.

Our President and CEO or entities controlled by him will own approximately 93.4% or 98.3%, respectively, of the outstanding common stock upon sale of the Maximum Offering or the Minimum Offering, assuming that none of the outstanding options or the Warrants is exercised, as to which exercises there can be no assurance. If all of the Warrants are exercised, such percentages would be 89.6% (Maximum Offering) and 97.0% (Minimum Offering), respectively. As a result, Mr. Vaidya will control the vote on matters that require shareholder approval, such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our charter or other material corporate actions.

We may obtain additional capital through the issuance of additional preferred stock, which may limit your rights as a holder of our Common Stock.

Without any shareholder vote or action, our board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the Common Stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of our management more difficult.

USE OF PROCEEDS

We expect that the net proceeds from this Offering will be approximately $2,025,000 (Maximum Offering) or $540,000 (Minimum Offering), based on an assumed offering price of $3.00 per Unit, after deducting estimated commissions and offering expenses payable by us. We currently intend to use the net proceeds of this Offering as described below.

Minimum Offering:

- Expend approximately $50,000 for capital expenditures, specifically to upgrade and replace critical computer equipment and third-party software.
- Repay approximately $250,000 of accrued interest and principal on our Commercial Line of Credit.
- The remainder of the Minimum Offering net proceeds will be used for general corporate purposes, including working capital. The working capital will be utilized in all areas of the Company, including sales, marketing, research and development and administration.

Maximum Offering:

- Repay up to one million dollars of outstanding principal of the Vaidya Note, subject to any subordination requirements imposed by the bank on our Commercial Line of Credit.
- Expend approximately $50,000 for capital expenditures, specifically to upgrade and replace critical computer equipment and third-party software.
- Repay approximately $250,000 of accrued interest and principal on our Commercial Line of Credit.
- The remainder of the Maximum Offering net proceeds will be used for general corporate purposes, including working capital. The working capital will be utilized in all areas of the Company, including sales, marketing, research and development and administration.

Any funds received from the exercise of the Warrants, as to which exercise there can be no assurance, will be allocated for general corporate purposes, including our working capital requirements.

The foregoing represents our best estimate of the allocation of the net proceeds of this Offering. Future events, including the problems, delays, expense, and complications frequently encountered by early stage or development stage companies, as well as changes in the economic, technology, or competitive conditions, or changes in our planned business and the success or lack thereof, or changes in our product development activities, may require reallocation of funds or may require the delay, abandonment, or reduction of our efforts. There can be no assurance that our estimates will prove accurate, that expansion of our sales and marketing efforts and our product introduction efforts will not require considerable addition expenditures or time, or that unforeseen expenses or events will not occur.

Until used, the net proceeds of this Offering will be invested in high grade, short-term, interest-bearing securities or certificates of deposit.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock since inception, and we do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our Board of Directors and will be dependent upon our fiscal condition, results of operations, capital requirements, and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization on September 30, 2007, and as adjusted to give effect to the issuance and sale of 800,000 shares (Minimum Offering) and 3,000,000 shares (Maximum Offering) and the application of the net proceeds therefrom:

	September 30, 2007		
	Actual	As Adjusted	
		(Minimum)	(Maximum)
Current Assets	$60,000	$330,000	$2,740,000
Current Liabilities	$2,512,000	$2,262,000	$2,262,000
Loan from Shareholder	$7,364,247	$7,364,247	$7,364,247
Total Liabilities	$9,876,717	$9,626,717	$9,626,717
Shareholders' Equity			
Preferred Stock, no par value: authorized 20,000 shares; issued and outstanding – None	$ --	$ --	$ --
Common Stock, no par value: authorized 100,000,000 Shares; issued and outstanding – 45,000,000 before Offering at September 30, 2007 and 45,800,000 shares after offering (Minimum) or 48,000,000 Shares (Maximum)	24,000	564,000	2,724,000
Accumulated Deficit	9,823,000	9,823,000	9,823,000
Total Shareholders' Deficit	$(9,799,000)	$(9,279,000)	$(7,119,000)

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited financial statements and related notes included elsewhere in this Offering Circular. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Exchange Act. See "Forward Looking Statements" elsewhere in this Offering Circular. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

A Note About Forward-Looking Statements

The statements, other than statements of historical fact, included in this report are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Overview

We released our flagship product, KeyPoint Alchemy™, in the fourth quarter of 2006. The KeyPoint Alchemy™ product provided (i) a simpler deployment model for our customers, (ii) significantly raised the average selling price of our KeyPoint Solution, and (iii) gave us an opportunity to position our products for immediate sales through OEMs.

In conjunction with the introduction of the new KeyPoint Alchemy™ product, we initiated a sales restructuring plan, primarily to implement a new revenue model with a three-prong approach of (i) selling through our inside sales team, (ii) recruiting select resell channel partners nationally and internationally, and (iii) focusing on OEMs to sell our solutions through their already existing channel.

This sales restructuring had a significant impact on revenues during the second quarter ended June, 2007 as reflected below. We have however made significant headway towards implementing this new sales strategy. Since the beginning of 2007, we have recruited five key resell partners and signed two OEM contracts. Our resell partners range from local US resellers focusing on US Enterprise and Government sales to strategic partners in UK and Australia. We continue to focus on recruiting more resellers and select OEM partners. The growth in revenues in third quarter ended September, 2007, reflects the start of our anticipated revenue growth based on the implementation of this new sales strategy.

Going forward we believe the implementation of this new 3-prong sales strategy will be a) more cost effective and efficient for our product sales and b) help us grow our direct customer pipelines more rapidly, which will lead to increasing revenues and speed of product deployment. We anticipate our reseller and OEM channel partners to mature over time contributing to a large portion of our going forward revenues.

Selected Financial Information Line Item Explanations

The following discussion and analysis provides information which management believes is relevant for an assessment and understanding of our unaudited financial condition and results of operations. The discussion should be read in conjunction with our unaudited financial statements and related notes and the other financial information included elsewhere in this report.

Revenue

Revenue consists of software license fees, hardware sales, support and maintenance fees, and professional services revenue.

Software license fees include one-time charges and license upgrade charges for our software products.

Hardware sales consist of charges for computer server hardware sometimes sold in conjunction with our software licenses.

Product support and maintenance revenue is from providing software support and maintenance to our customers that have purchased software support and maintenance. Under our maintenance agreement, a customer gains rights to unspecified product upgrades, maintenance releases, and patches released during the term of the support period. Product support is conducted via the internet and telephone access to technical support. In general, product support and maintenance will fluctuate with the renewal or non-renewal of support and maintenance contracts on an annual basis.

Professional services are comprised of services associated with our existing customer base and the delivery of professional services associated with new customer installations. Services revenue will fluctuate based on new customer sales and the complexity of the customer's technology environment along with the customer resources allocated to the implementation of our software.

Sales and Marketing

Sales and marketing expenses consist primarily of sales and marketing employee salaries, benefits and commissions, travel expenses, trade show related costs, seminars, and promotional activities and related materials.

Cost of Goods Sold

The cost of goods sold primarily consists of either individually or a combination of the cost of USB flash memory drives and computer hardware servers purchased from third parties.

Research and Development

Research and development expenses consist primarily of personnel, computer equipment, development tools, and other related costs associated with our product development efforts.

General and Administrative

General and administrative expenses consist primarily of employee salaries and related expenses for executive, finance, administrative services personnel.

Other Expense, Net

Other expense, net consists of interest income and interest expense. Interest expense is from interest charges on the Company lines of credit.

Comparison between Fiscal Years Ended December 31, 2006 and 2005

Total Revenues

Total revenues for the year ended December 31, 2006 were $311,000, an increase of $289,000, from $22,000 for the year ended December 31, 2005. The increase resulted from non-recurring revenue from a new contract with an OEM channel partner. During the year ended December 31, 2006, we had one customer that individually accounted for 85% of total revenue. For the year ended December 31, 2005 we had two customers that individually accounted for 38% of revenue and 12% of revenue.

We generate revenue from the sale of software licenses and related support and maintenance. Our revenue from software license sales and from professional services rendered for installation, implementation, and training are nonrecurring.

As reflected above, during the year ended December 31, 2006, we increased revenues in all categories, *i.e.*, from our OEM, channel and direct customers. We believe our revenue model will provide greater long-term financial benefit to us as we expect increases in all our customer segments. We expect software license, support & maintenance and professional services revenues to increase significantly over time as our channel and OEM partner base continue to increase. Coupled with steady increases in our direct selling we expect greater long-term financial benefit from our newly implemented sales model.

We define recurring revenue as revenue derived from support and maintenance agreement renewals. All other revenue we define as nonrecurring.

Revenue

For the year ended December 31, 2006, revenues were $311000, an increase of $289,000 from $22,000 for the year ended December 31, 2005. Total revenue of $311,000 for the year ended December 31, 2006 is from a new OEM partner, direct sale customers and resellers. The increase was due to the signing of the new OEM partner, adding a reseller and the addition of two new customers.

During the year ended December 31, 2006, 85% of our revenue resulted from sales to OEM partners under contracts. We expect these revenues to grow significantly as their customer base and/or transaction volume grows, having a major impact on our revenues in future quarters. At the same time we continue to add resellers and new direct sale customers.

Concentration Risk

During the year ended December 31, 2006, the Company had one customer that accounted for more than 10% of our total revenues in the amount of $265,000. For the year ended December 31, 2005 we had one customer that accounted for more than 10% of our total revenues in the amount of $8,000.

Operating Expenses

Sales and Marketing

Sales expense for the year ended December 31, 2006 was $723,000, an increase of $299,000 from $424,000 for the year ended December 31, 2005. During 2006 we increased our sales staff to focus on four sales areas, telesales, outside sales, OEM and channel sales. Consequently, labor and related costs increased. Additionally, marketing related costs for the year ended December 31, 2006 increased $33,000 over the same period in 2005 due to an increase in recurring marketing program costs. Going forward, we plan to continue placing a greater emphasis on inside, OEM and channel sales as well as managing marketing costs.

Cost of Goods Sold

We incur costs for the purchase of third party server hardware that is sold to our customers for use in installing our Alchemy software. Some customers opt to use the Alchemy software with a "virtual" server. In these cases no hardware is provided to the customer. We anticipate customers opting for the "virtual" server and therefore do not anticipate cost of goods sold for hardware to increase substantially as sales increase. Cost of goods sold for the year ended December 31, 2006 increased, compared to the year ended December 31, 2005, going from $9,000 to $18,000. This is due increased sales that included hardware servers and USB devices.

Research and Development

Research and development expenses decreased $115,000 for the year ended December 31, 2006. Expenses for the year ended December 31, 2006 were $1,215,000 as compared to $1,330,000 for the year ended December 31, 2005. The savings primarily resulted from a reduction of outside contractor costs incurred in 2005 for employee recruiting, FIPs certification for our software and one-time engineering costs related to our KeyPoint Vault product.

General and Administrative

General and administrative expense for the year ended December 31, 2006 was $352,000, a decrease of $31,000 from $383,000 for the year ended December 31, 2005. The decrease was primarily due to lower legal fees incurred in 2006 for work on patents and trademarks. We will continue our efforts to manage administrative costs going forward.

Interest Income and Expense

Interest expense was $76,000 for the year ended December 31, 2006 as compared to interest expense of $2,000 for the year ended December 31, 2005, an increase of $74,000. The change was due to the accrual of interest on a Commercial Line of Credit with a variable interest rate. Interest income for the same periods was immaterial.

Income Tax Provision

The income tax provision for the years ended December 31, 2006 and 2005 consisted of the minimum state taxes due to our net losses anticipated for related years.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2006 was $11,280 and $4,800, respectively. For the year ended December 31, 2005, depreciation and amortization expense totaled $13,920 and $4,800, respectively. The decrease of $2,640 in depreciation expense for 2006 compared to 2005 resulted from certain fixed assets acquired in previous years becoming fully depreciated during 2006.

Comparison between Three and Nine Months Ended September 30, 2007 and 2006

Total Revenues

Total revenues for the nine months ended September 30, 2007 were $372,000, an increase of $232,000 from $141,000 for the same period in 2006. The increase resulted from the items detailed above, as well as signing a new OEM contract. During the three months ended September 30, 2007 we had one customer that accounted for 86% of total revenues during that period.

For the nine months ended September 30, 2007, operating expenses decreased by $347,000 or 17% compared to the same period in 2006. We implemented strong cost control policies across all departments and decreased overall headcount from the same period last year. We expect to continue our cost control efforts and evaluate headcount as our revenues continue to increase.

We generate revenue from the sale of software licenses and related support and maintenance. Our revenue from software license sales and from professional services rendered for installation, implementation, and training are nonrecurring.

As reflected above, during the nine months ended September 30, 2007, we increased revenues in all categories, *i.e.*, from our OEM, channel and direct customers. We believe our revenue model will provide greater long-term financial benefit to us as we expect increases in all our customer segments. We expect software license, support and maintenance and professional services revenues to increase significantly over time as our channel and OEM partner base continue to increase. Coupled with steady increases in our direct selling we expect greater long-term financial benefit from our newly implemented sales model.

We define recurring revenue as revenue derived from support and maintenance agreement renewals. All other revenue we define as nonrecurring.

Revenue

For the three months ended September 30, 2007, revenues were $241,000, an increase of $116,000 or 93% from $125,000 for the same period in the prior year. Total revenue of $241,000 for the three months ended September 30, 2007 is from OEM partners, direct sale customers, and resellers. The increase was due to the signing of a new OEM partner, adding a reseller as well as the addition of two new customers.

For the nine months ended September 30, 2007, revenue was $372,000, an increase of $232,000 from $140,000 for the same period in the prior year. Total revenue of $372,000 for the nine months ended September 30, 2007 is from two OEM partners, two resellers, and three direct sale customer with one of the direct sale customers being a repeat purchaser.

During the three months and nine months ended September 30, 2007, 83% and 81%, respectively, of our revenue resulted from sales to OEM partners under contracts. We expect these revenues to grow significantly as their customer base and/or transaction volume grows, having a major impact on our revenues in future quarters. At the same time we continue to add resellers and new direct sale customers.

Concentration Risk

During the three months ended September 30, 2007, the Company had one customer that accounted for more than 10% of our total revenues in the amount of $200,000. In the same period last year, we also had one customer that accounted for more than 10% of our total revenues in the amount of $123,000.

For the nine months ended September 30, 2007, we had two customers who individually accounted for more than 10% of our total revenues in the amount of $200,000 and $93,000, respectively. For the same period in 2006, we had one customer who accounted for more than 10% of our total revenues in the amount of $123,000.

Operating Expenses

Sales and Marketing

Sales expense for the three months ended September 30, 2007 was $227,000, an increase of $47,000 from $180,000 for the same period in 2006. For the nine months ended September 30, 2007, sales expense was $493,000, a decrease of $69,000, when compared to the same period in 2006. During the first quarter of 2007, we shifted our sales focus to a greater emphasis on inside, OEM and channel sales. Consequently, labor and related costs increased by $20,000 and decreased by $60,000, respectively, for the three months and nine months ended September 30,

2007 when compared to the same periods in 2006. The increase of $20,000 is due to adding an OEM and channel executive to our sales team in the third quarter of 2007. Additionally, marketing related costs during the first nine months of 2007 declined $32,000 over the same period in 2006 due to a reduction in recurring marketing program costs. Going forward, we plan to continue placing a greater emphasis on inside, OEM and channel sales as well as managing marketing costs.

Cost of Goods Sold

We incur costs for the purchase of third-party server hardware that is sold to our customers for use in installing our KeyPoint Alchemy™ software. Some customers opt to use KeyPoint Alchemy™ software with a "virtual" server. In these cases no hardware is provided to the customer. We anticipate customers opting for the "virtual" server and therefore do not anticipate cost of goods sold for hardware to increase substantially as sales increase. Cost of goods sold for the nine months ended September 30, 2007 decreased compared to the same period in 2006 going from $9,000 to $6000. This is due in part to a reduction in the price at which we purchase the hardware.

Research and Development

Research and development expenses decreased $89,000 to $222,000 for the three months ended September 30, 2007, as compared to $311,000 for the three months ended September 30, 2006. We had a decrease from $941,000 to $691,000 in research and development expenses for the nine months ended September 30, 2006 and 2007, respectively. The savings primarily resulted from a shift of additional software development costs to an offshore contractor.

General and Administrative

General and administrative expense for the three months ended September 30, 2007 was $85,000, a decrease of $18,000 from $103,000 for the same period in 2006. For the nine months ended September 30, 2007 and 2006, general and administrative expense increased $3,000 from $268,000 to $271,000. The net decrease for the three months ended September 30, 2007 was primarily due to lower professional services costs of $15,000. We will continue our efforts to manage administrative costs going forward.

Interest Income and Expense

Interest expense was $30,000, a decrease of $1,000 for the three months ended September 30, 2007 as compared to net interest expense of $31,000 for the three months ended September 30, 2006. The change was due to the Commercial Line of Credit variable interest rate. Interest income for the same periods was immaterial.

Interest expense was $84,000, an increase of $9,000 for the nine months ended September 30, 2007 as compared to net interest income of $75,000 for the same period in 2006. The change is due to increases and decreases in the principal balance and the variable interest rate on the Commercial Line of Credit. Interest income for the same periods was immaterial.

Income Tax Provision

The income tax provision for the three months and nine months ended September 30, 2007 and 2006 consisted of the minimum state taxes due to our net losses anticipated for related years.

Depreciation and Amortization

Depreciation and amortization expense for the three months and nine months ended September 30, 2007 was $2,200 and $6,700, respectively. For the three months and nine months ended September 30, 2006, depreciation and amortization expense totaled $4,000 and $12,000, respectively. The decrease of $1,800 and $5,300, respectively, for three months and nine months ended September 30, 2007 when compared to the same period in 2006 resulted from certain fixed assets acquired in previous years becoming fully depreciated during 2007.

Liquidity and Capital Resources

Overview

As of December 31, 2006, our working capital deficit balance was $2,325,000, as compared to a working capital deficit of $1,747,000 as of December 31, 2005. Our current assets increased by $96,000, mainly due to an increase in customer receivables. At the same time, our current liabilities increased $674,000, primarily due to the increased advances on the Commercial Line of Credit. The increase in working capital deficit was also attributable to the normal fluctuations in other current assets and current liabilities due to changes in timing from period to period.

As of September 30, 2007, our working capital deficit balance is $1,153,000, as compared to a working capital deficit of $765,000 as of December 31, 2006. Our current assets decreased by $110,000, mainly due to collection of receivables we also incurred an increase in current liabilities. The increase in working capital deficit was also attributable to the normal fluctuations in other current assets and current liabilities due to changes in timing from period to period.

As in the past, if our cash generated from existing and currently anticipated contracts is not sufficient to support our working capital requirements through the next quarter or the foreseeable future the sole shareholder will continue to advance loans to bridge any shortfall. We expect continued growth in our customer base and continue to maintain our operating costs in light of expected revenues. We are also focused on converting new sales opportunities to augment cash receipts from existing contracts.

As of December 31, 2006 the total principal and accrued interest balance of $1,560,000 related to our Commercial Line of Credit remained outstanding. We cannot, however, be certain that cash generated from future operations will be adequate to support our working capital requirements.

As of September 30, 2007, the outstanding balance of principal and accrued interest balance on our Commercial Line of Credit was $1,300,000. We cannot, however, be certain that cash generated from future operations will be adequate to support our working capital requirements.

Historically, our sources of liquidity primarily have been cash from operations and financing activities. In the remainder of 2007 and for 2008, we expect our sources of liquidity will continue to include cash from operations.

Due to our current liquidity position our ability to obtain additional third-party financing on acceptable terms will be limited. If we require additional financing, we cannot be certain that such financing will be available to us on acceptable terms, or at all.

Cash and Accounts Receivable

Cash and accounts receivable collectively increased $134,000 as of December 31, 2006 compared to December 31, 2005. This was primarily due to the increase in customer receivables of $116,000. Cash at December 31, 2006 was overdrawn by $13,000 compared to an overdraft of $31,000 as of December 31, 2005.

Cash and accounts receivable collectively decreased by $118,000 at September 30, 2007 from $113,000 at December 31, 2006, primarily due to the collection of $96,000 in accounts receivable and the net use of cash for operating needs. On September 30, 2007, the accounts receivable balance was $31,000, a decrease of $96,000, from the balance of $127,000 on December 31, 2006.

Liabilities

Accounts payable and accrued expenses increased by $171,000 to $936,000 at December 31, 2006 from $765,000 at December 31, 2005 and by $277,000 to $1,213,000 at September 30, 2007 from $936,000 at December 31, 2006, in each case largely due to the timing of payments of outstanding invoices and other accruals.

On April 1, 2003, we issued the $4,000,000 Vaidya Note in favor of the Vimal and Shubhangi Vaidya Revocable Trust, of which our President and CEO is a grantor and trustee. On January 15, 2006 we amended the

Vaidya Note to extend the principal amount from $4 million to $8 million. In March of 2007, we amended the Vaidya Note due to extend the maturity date from April 1, 2007 to April 1, 2009. The outstanding principal balance of $7,364,247 at September 30, 2007, is classified as a long-term liability.

In June 2005, we obtained a line of credit (the "Commercial Line of Credit") from a bank in the initial amount of $1 million. Our sole shareholder is the guarantor for the Commercial Line of Credit. In June of 2006, we obtained a $500,000 increase in the Commercial Line of Credit. All amounts due thereunder are payable upon demand from the bank, which may demand payment at any time even if we are not in default. Interest accrues on the outstanding balance at a variable rate equal to the LIBOR Rate in effect at the time of each advance plus 3%. As of September 30, 2007, December 31, 2006, and December 31, 2005, the current balances were $1,300,000, $1,560,000, and $1,057,000, respectively.

In June 2007, we obtained an $80,000 business line of credit from a bank. The balance on this line of credit, included on the balance sheet at September 30, 2007 in the Line of Credit, was $75,000. Interest on the unpaid principal balance accrues at an adjustable rate based on the prime rate plus 2.75%. As of September 30, 2007 the interest rate was 11%. The accrued interest balance is due in full each month.

Deferred revenue at September 30, 2007 decreased $7,800 or 35%, to $14,700, as compared to $22,500 on December 31, 2006. Deferred revenue at December 31, 2006 increased $20,000, from $2,500 to $22,500, as compared to December 31, 2005. Deferred revenue represents all invoice billings that have been collected from the customer but cannot yet be recognized as revenue, including maintenance renewals and nonrecurring services. This deferred revenue is being ratably recognized over the length of the maintenance renewals, usually 12 months. The decrease between December 2006 and September 2007 is due to timing of monthly recognition of revenue as it relates to new customers purchasing support and maintenance agreements. The increase between December 2005 and December 2006 is due to timing of monthly recognition of revenue as it relates to new customers purchasing support and maintenance agreements and deferral of revenue for products not yet delivered to customers.

Cash Flows

For the nine months ended September 30, 2007, net cash used by operating activities of $958,000 resulted from a net loss of $1,409,000 and non-cash expenses of $7,000 as well as a net increase in operating liabilities over operating assets of $444,000. Net cash used by operating activities of $1,786,000 for the nine months ended September 30, 2006 resulted primarily from a net loss offset by a net increase in current liabilities over accounts receivable and other current assets.

For the year ended December 31, 2006, net cash used by operating activities of $2,229,000 resulted from a net loss of $2,409,000 and non-cash expenses of $16,000 as well as a net increase in operating liabilities over operating assets of $164,000. Net cash used by operating activities of $2,293,000 for the year ended December 31, 2005 resulted primarily from a net loss of $2,429,000, non-cash expenses of $19,000 as well as a net increase in current operating liabilities over operating assets of $117,000.

For the nine months ended September 30, 2007, net cash used in investing activities was zero, compared to $5,000 for the same period in 2006. Net cash used for the nine months ended September 30, 2006 was due to the acquisition of capital equipment.

For the year ended December 31, 2006, net cash used in investing activities was $5,130, compared to $3,189 for the year ended December 31, 2005. Net cash used for the years ended December 31, 2006 and 2005 was for the acquisition of capital equipment.

Net cash provided by financing activities totaled $935,000 for the nine months ended September 30, 2007, compared to net cash provided by financing activities of $1.8 million for the nine months ended September 30, 2006. This change was primarily due to payments made on the line of credit and a smaller amount of shareholder loan advances in 2007.

Net cash provided by financing activities totaled $2,251,676 for the year ended December 31, 2006, compared to net cash provided by financing activities of $2,242,800 for the year ended December 31, 2005. From 2005 to 2006, credit line advances decreased from $1,056,800 to $431,476 and shareholder advances increased from $1,186,000 to $1,820,200.

Off-Balance Sheet Arrangements

We have no off-balance sheets arrangements.

BUSINESS

General

RedCannon Security, Inc. is a developer of centrally managed, secure mobile-access solutions for business enterprises seeking security for their computer networks. We began operations in 2003. Since then, the primary focus of our product development has been on USB security. RedCannon extends security policies beyond the network perimeter, allowing policy enforcement to travel with the user. Our solutions support leading industry standards for encryption and authentication and enable secure remote access to enterprise applications, while leaving no trace of user activity on the host computer. Our product line includes KeyPoint Access, KeyPoint Armor, KeyPoint Vault, KeyPoint Manager, and KeyPoint Alchemy™.

We were incorporated in the State of California on December 12, 2002 as "Desecurity, Inc." On June 21, 2003, we filed a Certificate of Amendment of Articles of Incorporation, changing our name to "RedCannon Security, Inc." On November 26, 2007, we filed a Certificate of Amendment of Articles of Incorporation increasing the number of our authorized shares to a total of 120,000,000, of which 100,000,000 shares are designated as common stock, no par value per share, and 20,000,000 shares are designated as preferred stock, no par value per share. The Amended Articles of Incorporation provide that our Board of Directors shall designate and fix the rights, privileges, preferences, and restrictions attributable to the preferred stock. At the present time, no rights, privileges, preferences, or restrictions have been designated or fixed. On December 13th, 2007 we filed a Certificate of Determination of Rights, Privileges, Preferences and Restricted which established our Series A Preferred to consist of up to 2,500,000 shares, no par value per share. The Series A Preferred do not have a dividend preference, but have a $1.00 per share liquidation preference in favor of the common stock upon the liquidation, dissolution, or winding up of the Company. At the option of the holder, the Series A Preferred is convertible into our common shares at the rate of ten shares of common stock for each share of preferred stock. The conversion rate will be adjusted in the event of a subdivision or combination of the common stock.

Our principal executive offices are located at 42808 Christy Street, Suite 108, Fremont, California 94538. Our telephone number is 510-498-4100.

Products

RedCannon KeyPoint is a centrally managed **USB ULTRA-MOBILE CLIENT** for protecting Enterprise users while working on unknown unprotected endpoints. The KeyPoint solution does not require any prior software installations and does not install anything on a PC. Our first two products are KeyPoint Access and KeyPoint Vault, which deliver sanitized workspaces for Remote Access and secure mobile storage. Both solutions benefit from policy based centralized management.

KeyPoint Access

KeyPoint Access creates an instant secure environment on any windows computer, anywhere - delivering trusted universal access to Internet and enterprise application including SSL VPNs and Citrix. The ultra-mobile client improves mobility and leaves no trace of user's activity or Citrix session on host computer.

Automatic spyware scans assures the cleanliness of the hosting PC and protects the enterprise network from security threats and potential compromise. KeyPoint Access simplifies the deployment of strong authentication and assures user identity through standards-based authentication and embedded RSA and OATH software. KeyPoint Access centralizes management with policy control, tracking, auditing, and compliance reporting.

KeyPoint Access enables enterprises to offer truly *uniform-user-experience* for remote access not matter the user uses a PC at home, at work, at a partner site or a 3rd party Internet Kiosk.

KeyPoint Vault

KeyPoint Vault is the first centrally-managed mobile storage solution providing standards-based, military-grade software encryption and storage. Its Window's explorer type user interface and drag-and-drop encryption simplifies mobile data security by automatically encrypting and compressing files. Further, KeyPoint Vault prevents data leakage and protects private information user lockout and self destruction features. KeyPoint Vault provides:

- Enterprise-class compliance reporting;
- Remote manageability for data access, usage tracking, password recovery and lost, stolen or re-assigned KeyPoints;
- Remote document distribution for secure distribution of enterprise specific classified documents to users;
- Location awareness for backup and restore of user data on local or central data repository.

KeyPoint Manager

KeyPoint Manager provides remote device control features and rich reporting. From one centralized location, IT managers can control the applications, content, and even the usage of the mobile USB devices. KeyPoint Manager uses an on-line or off-line access based file-structure driven architecture for management and auditing of KeyPoint devices. This unique patent-pending architecture allows a simple yet very scalable deployment of mobile devices. The KeyPoint Manager provides provisioning capabilities and enterprise-scale management capabilities including:

- Policy Compliance
- Usage Tracking, Auditing and reporting
- Central Password Recovery
- Secure Document Distribution to user groups
- Remote Lockout or Self-destruct of the device
- Software change management
- RSA seed or digital certificate provisioning

KeyPoint Alchemy™

Our KeyPoint Alchemy™ is a revolutionary solution that transforms any off-the-shelf USB Flash Drive into a trusted corporate remote access and secure storage device. KeyPoint Alchemy™ is an easy-to-deploy 1U Linux based appliance that sits at the Enterprise perimeter and seamlessly plugs in to enterprise infrastructure components, such as Active Directory, RSA Authentication Manager and Citrix Presentation Server.

KeyPoint Alchemy™ delivers KeyPoint's power combination of instant endpoint security and mobile encryption to generic flash drives. KeyPoint Alchemy™ provides a policy driven environment for complete USB memory device life cycle management from provisioning to password reset to remote destruction. KeyPoint extends security policy beyond the network perimeter with the convenience of an easy-to-use appliance.

Sales, Marketing, and Distribution

Our sales efforts are primarily based on a three-prong approach of (i) selling to direct customers through our inside sales team, (ii) recruiting select resell channel partners nationally and internationally, and (iii) focusing on OEMs to sell our solutions through their already existing channels.

Inside Direct Sales

We have a direct sales team with account managers covering the east coast, west coast, and central region of US along with dedicated sales engineers. For lead development, we also have a small tele-sales team which is responsible for nurturing and qualifying sales prospects. Inside Sales plans to convert prospects into trialing customers before handing them over to account managers. Since our products do not require high level of engineering involvement from us for deployment at our customer sites, we believe selling over the Internet and phone using over inside sales team is the most efficient way for us to sell our solutions. We expect to continue to increase investment in our inside direct sales force.

Two-Tier Channel Sales

Since our mobile-clients solution becomes a natural extension of already existing Enterprise remote access infrastructure of Citrix and RSA deployments, our long-term sales strategy is to mirror the top tier Citrix and RSA channel partners. Citrix has over 1,500 resellers world-wide and RSA has over 1,000 resale partners. Both Citrix and RSA sell 100% through their channel partners in a mostly two-tier distribution structure. We intend to follow the same two-tier model of channel partners and have already signed up several national and international Citrix and RSA partners. To that end, we intend to put together a dedicated channel development team including a channel manager and a dedicated sales engineer who are responsible for managing an extensive channel partner program including channel training and support.

The primary target distributors and resellers are a cross of RSA and Citrix partners who are covering non-overlapping geographies and/or vertical markets in order to avoid flooding the channel.

OEM

We have signed OEM agreements with two large, public USB hardware provider companies and are working on several other OEM deals, particularly with USB flash drive vendors and Remote Access Security solutions providers. We expect OEM sales to be one of our core segments of revenue generation and believe this strategy will help us generate significant revenues in next three years in non-overlapping markets.

Competition

We compete on several fronts with different sets of competitors. Specifically, we compete in the mobile encryption market and portable remote access products market.

In the Data Leakage Prevention (DLP) market for USB flash drives, most major USB flash drive vendors, such as SanDisk, Kingston, Lexar, and others, offer hardware based encrypted USB drives. However, our unique value proposition is our remote management capability, use any-place software and FIPS certification which differentiates KeyPoint encryption from stand-alone encryption products – both hardware and software.

In the Virtual Application and Virtual Desktop segment, we compete with a few virtual application start-ups, such as Thinstall, Moka5, and Ringcube. Solutions from these vendors lack enterprise-scale central management capabilities to manage large numbers of corporate users. The RedCannon strategy of partnering with large application providers, such as Citrix Systems, RSA Corporation, and VMWare, has also helped us create an eco-system in this market to sell our solutions.

Intellectual Property

We have the following trademarks with the U. S. Patent and Trademark Office, the word "Fireball" (Reg. No. 2,946,561, registered on May 3, 2005) and the Fireball logo together with the word (Reg. No. 2,977,609, registered on July 26, 2005). We also have trademarks pending registration in the United States "KeyPoint Alchemy™."

We use appropriate trademark and copyright notices with our packaging and promotional materials. All of our employees have entered into confidentiality agreements with us, pursuant to which they have agreed to keep confidential and not use our trade secrets, except to our benefit. We do not have any approved patents. We believe that we are not infringing on the intellectual property rights of any third party, and we intend to take all necessary and appropriate action to protect against dilution or imitation of our products, packaging, and promotional materials and to defend our trademarks, copyrights, and trade secrets against such infringements.

Employees

As of December 1, 2007, we had 31 employees, all of whom were full-time employees. Our employees are categorized and based as follows:

Administration and Finance	Fremont, California	2
Sales	Fremont, California	2
	Fresno, California	1
	Rowlett, Texas	1
	Rochester, New Hampshire	1
	Milton, New Hampshire	1
	Morganville, New Jersey	1
	Naples, Florida	1
Marketing	Fremont, California	1
Engineering	Fremont, California	5
	Mumbai, India (1)	15

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(1) The individuals providing services in Mumbai, India are contracted for from a 3rd party, Internet Trends (India) Pvt. Ltd., which is controlled by our President and CEO.

We believe the relationship we have with our employees is good.

Description of Property

We currently lease our executive offices, which are located at 42808 Christy Street, Suite 108, Fremont, California 94538, under a lease agreement extending through December 31, 2007. Our leased premises consist of approximately 2,500 square feet with a monthly lease payment of $4,400.00. The original full service – gross lease commenced on March 10, 2003. For the past 3 years, the lease has been extended for successive six-month periods. We expect to enter into another extension of the lease prior to the termination date. In addition, we are seeking larger facilities in the area in which we are located in order to provide adequate space for the anticipated growth in our business operations.

Our sales employees based outside of our Fremont, California, offices do not require office space. Our engineering facilities in Mumbai, India are full-time contract engineers. This team of engineers is located in a leased facility operated by a third-party firm with which we have a development contract. The third-party firm, Internet Trends (India) Pvt. Ltd., is controlled by our President and CEO.

MANAGEMENT

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position
Vimal Vaidya	42	Chairman of the Board, President, Chief Executive Officer, Secretary
John Jeffries	42	Vice President of Marketing
Jim Leonard	50	Vice President of Inside Sales
Brett Martin	45	Vice President of Channel and OEM

The Company's directors have been elected to serve until the next annual meeting of the shareholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. The Company's Articles of Incorporation provides that the number of directors to serve on the

Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Vimal Vaidya has served as our President, Chief Executive Officer, Secretary, and Chairman of the Board since its inception on December 12, 2002. Before founding the Company, he was the founder, President and Chief Executive Officer for iPolicy Networks of Fremont, California, where from March 2000 to January 2003, he took that entity from product concept and transformed it into a multi-million dollar business. Prior to iPolicy Networks, Mr. Vaidya was the Vice President of Intrusion Detection and assessment for Axent Technologies, Inc., based in Rockville, Maryland, where he was responsible for engineering and marketing that entity's network security product line. He came to Axent through the acquisition of Internet Tools, Inc., of Fremont, California, where he was the founder, President and Chief Executive Officer. Internet Tools was a pioneer in signature-based IDS. He founded Internet Tools in August 1997 and left the successor company in January 2000. Before Internet Tools, Inc., Mr. Vaidya was the Vice President of the Security Products Group for ON Technology Corp., based in Boston, Massachusetts. He was responsible for creating a network security product line business. He joined ON Technology Corp. through the acquisition of NeTrend Corp., of San Jose, California, which he founded in December 1994 and served as its President and Chief Executive Officer. Mr. Vaidya left ON Technology in July 1997. Prior to starting NeTrend Corp., he served in lead engineering positions at SBE Inc. of San Ramon, California from July 1991 to November 1994. Mr. Vaidya was employed by Systems Strategies of New York City, New York from November 1989 to June 1991. He holds a Bachelor of Electronic Engineering from MS University in India and a Masters in Computer Science from New Jersey Institute of Technology.

John Jefferies has served as our Vice President of Marketing since January of 2006. Prior to joining us, he served as Senior Director, Product Marketing for Teros of Sunnyvale, CA, where he was employed beginning in early 2005. Previous to that, during 2004, Mr. Jefferies served as a Consultant for Infogain of Los Gatos, California. Prior to that, from, 2002 to 2003, he was Vice President, Marketing and Product Management for Silicon Defense, based in Eureka, California.

Jim Leonard has served as our Vice President of Inside Sales since June 1, 2007. Prior to joining us, he served as Vice President Sales for Caymas Systems of San Jose, California from July 2006 to March 2007. Previous to that, Mr. Leonard was Director of Inside Sales for FrontRange Solutions, based in Dublin, California, from June 2005 through June 2006, and was a Partner and CEO of Euresto Partners of Modesto, California from February 2001 through June 2005.

Brett Martin has served as our Vice President of OEM and Channel Sales since July of 2007. Prior to joining us, he was Director of Enterprise Sales for Micron, Inc. of Boise, Idaho, from April 2006 to July 2006, President of Coda Networks, Inc., based in Naples, Florida, from April 2004 to April 2006, and Senior Vice President of Sales and Marketing of DynTek, Inc., of Irvine, California from October 2000 to April 2004.

During the past 5 years, none of the above individuals has:

- been convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);
- been the subject of the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities;
- been the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the SEC, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated;
- been the subject of the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited his involvement in any type of business or securities activities; or
- been the subject of bankruptcy proceedings, except that Mr. Leonard served as Vice President of Sales for Caymas Systems when it entered bankruptcy proceedings in March 2007.

Committees

Our Board of Directors does not have an Audit Committee, Compensation Committee, or Nominating and Corporate Governance Committee because, due to the Board's composition and our relatively limited operations, we have been able to manage the issues normally considered by such committees effectively. From time-to-time, our Board of Directors may undertake to review the need for these committees.

REMUNERATION OF DIRECTORS AND OFFICERS

The aggregate annual remuneration of the three highest paid officers and directors during the Company's past two years and the remuneration to date for the current fiscal year.

Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Comp ($)	Nonqualified Deferred Comp Earnings ($)	All Other Comp ($)	Total ($)
	2007	180,000	-	-	-	-	-	-	
Vimal Vaidya, CEO and President	2006	180,000	-	-	-	-	-	-	
	2005	180,000	-	-	-	-	-	-	

Employment Agreements

Employees of the Company are employees at will and are required to execute confidentiality and non-competition agreements.

Stock Options

The Company's board of directors and majority shareholders approved the adoption of the Company's 2003 Stock Plan on November 1, 2003. The following summary description of the 2003 Stock Plan is qualified in its entirety by reference to the 2003 Stock Plan, a copy of which is available from the Company.

Purpose

The purpose of the 2003 Stock Plan is to provide a means whereby directors, officers, other employees and Third-Party Service Providers of the Company and its affiliates and/or subsidiaries develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to devote their best efforts to our business, thereby advancing our interests and those of our shareholders. A further purpose of the 2003 Stock Plan is to provide a means through which the Company may attract able individuals to become employees, or to serve as directors, officers, or Third-Party Service Providers and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of us are of importance can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company.

Administration

The 2003 Stock Plan will be administered by the full Board or a committee designated by the Board to administer the plan (the "Committee"). All awards made to a director who is not an employee shall be determined by the Board. All awards intended to satisfy the requirements of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended from time to time ("Code"), as performance-based compensation must be determined by a Committee that is comprised solely of two or more non-employee directors. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the participants, the Company, and all other interested individuals.

Types of Awards

The 2003 Stock Plan provides for the grant of Nonqualified Options ("NQSO") and restricted stock to employees, non-employee directors, and consultants of ours and our affiliates and/or subsidiaries and for Incentive Options ("ISO") to employees of ours and our affiliates and/or subsidiaries.

Shares Available for Awards

No more than a total of 5,000,000 shares of stock may be granted to participants under the 2003 Stock Plan.

Share Usage

Shares covered by an award shall only be counted as used to the extent they are actually issued. Any shares related to awards that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee's permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the 2003 Stock Plan.

Eligibility

Individuals eligible to participate in the 2003 Stock Plan include all non-employee directors, employees, and consultants of ours and our affiliates and/or subsidiaries, as to NQSOs and employees of ours and our affiliates and/or subsidiaries as to ISOs.

Term of the 2003 Stock Plan

Unless sooner terminated as provided herein, the 2003 Stock Plan shall terminate on November 1, 2013. After the 2003 Stock Plan is terminated, no awards may be granted but awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the 2003 Stock Plan's terms and conditions.

Amendment and Termination of the 2003 Stock Plan

The Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the 2003 Stock Plan and any award agreement in whole or in part. Our shareholders must approve of any repricing, replacing, regranting through cancellation, or lowering of the option price of a previously granted option.

Amendment

In the event of any corporate event (including, but not limited to, a change in the shares of the Company or the capitalization of the Company), or transaction, as described in the 2003 Stock Plan, in order to prevent dilution or enlargement of participants' rights under the 2003 Stock Plan, the Committee shall substitute or adjust, as applicable, the number and kind of shares that may be issued under the 2003 Stock Plan or under particular forms of awards, the number and kind of shares subject to outstanding awards, the option price or grant price applicable to outstanding awards, the annual award limits, and other value determinations applicable to outstanding awards.

Term of the Options

Each option must terminate no more than ten years from the date it is granted (or five years in the case of ISOs granted to an employee who is deemed to own in excess of ten percent of the combined voting power of our outstanding equity stock).

Option Price

The option price (*i.e.*, the price at which shares may be acquired upon exercise of the option) for each grant of an option under the 2003 Stock Plan shall be as determined by the Committee and shall be specified in the award agreement. The option price shall be: (i) based on 85% of the fair market value ("FMV") of the shares on the date of grant (except in respect of a grant of an ISO to a person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries or (ii) set at a premium to the FMV of the shares on the date of grant.

Option Exercise

Options shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each participant. Options shall be exercised by the delivery of a notice of exercise to the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of shares with respect to which the option is to be exercised, and accompanied by full payment for the shares.

Restricted Shares

Subject to the terms and provisions of the 2003 Stock Plan, the Committee, at any time and from time to time, may grant Restricted Shares to participants in such amounts, and upon such terms, as the Committee shall determine. Each certificate representing Restricted Shares granted pursuant to the 2003 Stock Plan must bear a legend identifying the share as subject to restrictions under the 2003 Stock Plan. Except as otherwise provided in the 2003 Stock Plan, Restricted Shares covered by each Restricted Share award shall become freely transferable by the participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse. Participants holding Restricted Shares granted hereunder may be granted the right to exercise full voting rights with respect to those shares during the period of restriction.

Vesting

The Company has a repurchase right of Shares issued pursuant to the exercise of an option or a restricted stock sale, which right generally lapses upon termination of the holder's services to the Company at least as rapidly as 20% per year over the five-year period commencing on the date of the option grant or award or sale of the shares (as relevant). The Company's right may be exercised only for cash or for cancellation of indebtedness incurred in purchasing the Shares or exercising the option. The Company can exercise such right only within 90 days after the later of (i) the holder's termination of the optionee's service to the Company or, in the case of an exercised option, (ii) the date of the option exercise.

Certain Federal Income Tax Consequences

The following is a brief summary of the principal federal income tax consequences of awards under the 2003 Stock Plan. This summary is not an exhaustive description and does not describe all applicable federal, state, or local tax laws.

Incentive Stock Options

A 2003 Stock Plan participant is not subject to federal income tax at the time of either the grant or the exercise of an ISO. In the year in which an ISO is exercised, however, the amount by which the fair market value of the shares of common stock received upon the exercise of an ISO exceeds the exercise price will constitute an adjustment to the option holder's income in computing alternative minimum taxable income. Such adjustment could result in the imposition of, or increase the amount of, the option holder's "alternative minimum tax" under the Code, as amended. If an option holder does not dispose of such shares of common stock within two (2) years after the ISO was granted or one (1) year after the ISO was exercised, whichever is later (any disposition within those periods is a "disqualifying disposition"), then any gain or loss recognized upon such disposition generally will be treated as long-term capital gain or loss. In such event, the Company will not receive a tax deduction on either the exercise of the ISO or on the sale of the underlying common stock.

If an option holder makes a "disqualifying disposition," the option holder will realize ordinary income in an amount equal to the lesser of (i) the fair market value of the common stock on the date the ISO is exercised minus the exercise price, or (ii) the sales price received by the option holder on the disposition of such common stock minus the exercise price. In such event, we will be entitled to a deduction in an amount equal to the ordinary income recognized by the option holder. If a sale is a disqualifying disposition, the option holder also may realize short-term or long-term capital gain or loss, if such shares constitute capital assets in an option holder's hands. The gain or loss will be measured by the difference between the fair market value of the shares on the date of exercise of the ISO and the sales price of the shares.

For purposes of the alternative minimum tax, or AMT, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price generally will be an adjustment included in the optionee's AMT income. If there is a disqualifying disposition of the share in the year in which the option is exercised, there will be no adjustment for AMT purposes with respect to the share. If there is a disqualifying disposition in a later year, no income is included in the optionee's AMT for that year. For cap AMT purposes, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for AMT purposes.

Non-Qualified Stock Options

No income is realized by an option holder upon the grant of an NQSO. Upon the exercise of an NQSO, however, the amount by which the fair market value of the common stock on the date of exercise exceeds the exercise price will be taxed as ordinary income to an option holder and the Company will be entitled to a deduction in an equal amount. Such amount will not be an adjustment to income in computing alternative minimum taxable income. Upon subsequent sales of common stock received upon exercise of NQSO's, an option holder may realize short-term or long-term capital gain or loss, depending upon the holding period of the shares, if such shares constitute capital assets for the option holder. The gain or loss will be measured by the difference between the sales price and the tax basis of the shares sold. The tax basis for this purpose will be the sum of the exercise price and the amount of ordinary income realized by the option holder as a result of such exercise.

Restricted Stock

A participant who has been awarded Restricted Shares will not realize taxable income at the time of the award, and the Company will not be entitled to a deduction at that time; provided, however, that the participant may elect to treat the value of the shares as income at the time of receipt (without regard to restrictions) by filing with the IRS (with a copy to us) an election under Section 83(b) of the Code no later than thirty days after the issuance date. When the restrictions on the Restricted Shares lapse, the participant will have ordinary income and the Company will have a corresponding deduction. The measure of such income and deduction will be the fair market value of the shares at the time the restrictions lapse.

$1,000,000 Compensation Limit

The Code limits the deductibility (under certain circumstances) of compensation that exceeds $1,000,000 annually that is paid by the Company to the Chief Executive Officer and the next three most highly compensated executive officers (other than the principal financial officer) as determined at the end of the Company's taxable year. The Code and the regulations promulgated thereunder provide certain exclusions from the amounts included in the $1,000,000 limitation, including compensation that is "qualified performance-based compensation" within the meaning of the regulations. The 2003 Stock Plan generally is intended to satisfy the requirements set forth in the regulations with respect to "qualified performance-based compensation" with respect to options that are exercisable at an exercise price of not less than 100% of the fair market value of a share of common stock on the date of grant. However, if an option is exercisable at a price less than 100% of the price of a share of common stock on the date of grant, the compensatory element of such NQSO (*i.e.*, the excess of such fair market value over the exercise price) will not constitute "qualified performance-based compensation," unless the exercise of options is contingent upon the attainment of pre-established performance goals.

Miscellaneous

The 2003 Stock Plan is not qualified under Section 401 of the Code. In addition, the 2003 Stock Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The 2003 Stock Plan is not intended to be a funded plan.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND CORPORATE GOVERNANCE

There are no material relationships between us and our current directors and executive officers, other than as described below.

Our President and CEO is one of the grantors and trustee of the trust to which, as of September 30, 2007, we are indebted in the approximate amount of $7.4 million. The current term of the Vaidya Note is April 1, 2009. We granted the payee of the Vaidya Note the option to convert up to $2,500,000 of principal into shares of our

Series A Preferred at a ratio of one share for each one dollar so converted. Any such conversion of the Vaidya Note into convertible preferred shares and, thereafter, into common shares is at the sole discretion of the holder of the Vaidya Note and must be completed prior to April 1, 2009.

In June 2005, we obtained a line of credit from a bank in the initial amount of $1 million. Our President and CEO is the guarantor for the line of credit. In June of 2006 we obtained a $500,000 increase in the line of credit. All amounts due under this line of credit agreement are payable upon demand from the bank and the bank may demand payment at any time even if we are not in default under the agreement. Interest accrues on the outstanding balance at a variable rate equal to the LIBOR Rate in effect at the time of each advance plus 3%. As of September 30, 2007, the current balance on the line of credit was $1,072,492 plus accrued interest of $152,392. The Vaidya Note has been subordinated to the obligations under the line of credit.

Our facilities and engineers based in Mumbai, India, are provided by a 3rd party, Internet Trends (India) Pvt. Ltd., which is controlled by our President and CEO.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering (%)	After Offering (%)	
			(Minimum)	(Maximum)
Vimal Vaidya [1]	45,000,000	100	98.3	93.8
All officers and directors as a group (4 persons) [2]	45,125,000	100	98.5	94.0

1. Includes 35,000,000 shares owned of record by Mr. Vaidya and 5,000,000 shares each owned of record by the Mohini Vaiday 2000 Educational Trust and the Shray Vaidya 2002 Educational trust, of which Mr. Vaidya is a trustee.
2. Includes options granted under the 2003 Stock Plan to one of the persons included therein for the purchase of up to 125,000 shares of the Company's common stock.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 common shares and 20,000,000 preferred shares, of which 2,500,000 have been designated as Series A Preferred. As of the date of this Offering Circular, there were 45,000,000 common shares issued and outstanding and no preferred shares issued and outstanding.

Under our Articles of Incorporation, our common shares are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations, and restrictions as apply to other shares. Our common stock is the only class of voting securities issued and outstanding. Holders of our common shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of our common shares do not have cumulative voting rights.

The holders of our common shares are entitled to dividends when and if declared by our Board of Directors from legally available funds. The holders of our common shares are also entitled to share pro rata in any distribution to shareholders upon our liquidation or dissolution.

The Units being offered consist of four shares of our common stock, two 90-day Class A Warrants, exercisable at $1.10, and one 180-day Class B Warrant, exercisable at $1.40. The purchase price for each Unit is $3.00 with a minimum purchase of 250 Units or $750.00. Forms of the Class A Warrant and the Class B Warrant are attached to this Offering Circular as Exhibits B and C, respectively.

Our Series A Preferred consists of up to 2,500,000 shares, no par value per share. The Series A Preferred do not have a dividend preference, but have a $1.00 per share liquidation preference in favor of the common stock upon the liquidation, dissolution, or winding up of the Company. At the option of the holder, the Series A Preferred is convertible into our common shares at the rate of ten shares of common stock for each share of preferred stock. The conversion rate will be adjusted in the event of a subdivision or combination of the common stock.

PLAN OF DISTRIBUTION

We anticipate that the Units may be offered and sold by our executive officers and directors or through the selling efforts of brokers or dealers not yet identified. We have not entered into any arrangements with any underwriter or placement agent for the sale of the Units. If we locate a broker or dealer to offer the Units, we expect to file an amendment to this Offering Circular with the SEC that would identify such broker or dealer.

Each investor will execute a subscription agreement, the form of which is attached hereto as Exhibit A, in which the investor will acknowledge that he has received this Offering Circular. The subscription agreement, filed as an exhibit to this Offering Circular, provides for arbitration of any disputes arising from the investment in this Offering.

The offering will terminate 90 days after the qualification of the Offering Statement of which this Offering Circular is a part, with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days. All funds received will be held by Bryan Cave LLP, which will hold the funds in a bank account until notification for release from the Company. The Company is offering the shares on a "best efforts, all-or-none basis" for a minimum of 200,000 Units, to a maximum of 750,000 Units on a best efforts basis thereafter. Upon the closing of the Minimum Offering and at the various closings thereafter, if any, the proceeds from the sale of the Units will become immediately available for use by the Company. Stock certificates representing the number of shares purchased will be delivered to the investor by Bryan Cave LLP, which entity serves as the subscription agent for the Offering and as the Company's transfer agent.

DILUTION

As of September 30, 2007, the net tangible book value per share of our Common Stock was $(.218). "Net tangible book value per share" represents the amount of our tangible assets, less the amount of its liabilities, divided by the number of shares of Common Stock outstanding.

After giving effect to the issuance of the 800,000 shares of Common Stock offered hereby (Minimum Offering) or 3,000,000 shares of Common Stock offered hereby (Maximum Offering) at an offering price of $.75 per share and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, and the receipt of the proceeds therefrom and assuming no exercise of any outstanding stock options or any warrants granted in conjunction with this Offering, the net tangible book value per share of Common Stock as of September 30, 2007, would have been $(.203) (Minimum Offering) or $(.151) (Maximum Offering). This would result in dilution to the new investors, *i.e.*, the difference between the purchase price of the shares and the net tangible book value per share after the Minimum Offering of $.735 per share or the Maximum Offering or $.683 per share. The following table illustrates the per share dilution:

Minimum Offering:

Offering price per share [1]		$.75
Net tangible book value per share as of September 30, 2007	$(.218)	
Increase per share attributable to the sale by the Company of the shares offered hereby	$ .015	
Net tangible book value per share after the Offering [2]		(.203)
Dilution of net tangible book value per share to new investors		$.735

Maximum Offering:

Offering price per share [1]		$.75
Net tangible book value per share as of September 30, 2007	$(.218)	
Increase per share attributable to the sale by the Company of the shares offered hereby	$.067	

Net tangible book value per share after the Offering [2]	(.151)
Dilution of net tangible book value per share to new investors	$.683

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1. Before deducting placement agent commissions and estimated offering expenses to he paid by the Company.

2. Assumes no exercise of the options to purchase Common Stock that were outstanding at September 30, 2007 or warrants that are to be granted in connection with this Offering. Outstanding options, all of which were granted under the 2003 Stock Plan prior to September 30, 2007, cover the purchase of an aggregate of 2,623,698 shares at a weighted average exercise price of $.01.

Giving effect to the exercise of all such warrants, the adjusted net tangible book value of the Common Stock as of September 30, 2007, after the Minimum Offering would have been $(.182) and after the Maximum Offering would have been $(.088). This would result in dilution to the new investors of $.714 and $.130, respectively.

LEGAL MATTERS

The validity of the shares of common stock offered by this Offering Circular has been passed upon for us by Bryan Cave LLP, Irvine, California.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under our bylaws, no director or officer will be held personally liable to us or our shareholders for damages resulting from a breach of fiduciary duty as a director or officer unless such breach involves intentional misconduct, fraud, a knowing violation of law, or a payment of dividends in violation of the law. Also, under our bylaws, directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative. This same indemnification is provided pursuant to California Corporations Code Section 5238, except the director or officer must have acted in good faith and in a manner that he believed to be in our best interest, and the shareholders or the board of directors, unless ordered by a court, must approve any discretionary indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

This Offering Circular is part of an Offering Statement pursuant to Regulation A of the Securities Act which was filed by us with the SEC. Because the SEC's rules and regulations allow us to omit certain portions of the registration statement from this Offering Circular, this Offering Circular does not contain all the information set forth in the Offering Statement. You may review the Offering Statement and the exhibits filed with, or incorporated therein by reference in, the Offering Statement for further information regarding us and the Units consisting of shares of our common stock and warrants offered by this Offering Circular. Statements contained in this Offering Circular as to the contents of any contract or any other document are summaries of the material terms of such contracts or other documents. With respect to these contracts or other documents filed, or incorporated therein by reference, as an exhibit to the Offering Statement, we refer you to the exhibits for a more complete description of the matter involved. The Offering Statement and its exhibits may be inspected at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the Public Reference Room. Information concerning the Offering Statement is also available on the SEC's website, www.sec.gov.